Exhibit 3.3

CERTIFICATE OF CORRECTION OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF MACROGENICS, INC.

MacroGenics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1. The name of the corporation is MacroGenics, Inc. (the “Corporation”).

2. That an Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on October 16, 2013 (the “Restated Certificate”) and that said Restated Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of the Restated Certificate to be corrected pertains to the stated par value of the authorized shares of Common Stock and Preferred Stock, which were incorrect due to a clerical error.

4. With respect to the foregoing inaccuracies and defects, the Restated Certificate is hereby corrected in the following manner:

The first sentence of Article FOURTH of the Restated Certificate is hereby deleted in its entirety and replaced with the following:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 130,000,000 shares, consisting of (i) 125,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be executed on October 17, 2013.

MACROGENICS, INC.

By:	/s/ Scott Koenig
Scott Koenig
President and Chief Executive Officer